UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 89)

                    Under the Securities Exchange Act of 1934


                                MIDWAY GAMES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   598-148-104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Sumner M. Redstone
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 28, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No.  598-148-104      Schedule 13D/A


--------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS
     S.S. or I.R.S. Identification No. of Above Person
1
     SUMNER M. REDSTONE
     S.S. No.
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2    (a) |_|
     (b) |_|

--------------------------------------------------------------------------------
     SEC USE ONLY
3

--------------------------------------------------------------------------------
     SOURCE OF FUNDS (See Instructions)
4

--------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States
--------------------------------------------------------------------------------

                                   SOLE VOTING POWER
                            7
                                   24,867,114**
    NUMBER OF            -------------------------------------------------------
      SHARES                       SHARED VOTING POWER
   BENEFICIALLY             8
     OWNED BY                      80,028,766*
       EACH              -------------------------------------------------------
    REPORTING                      SOLE DISPOSITIVE POWER
      PERSON                9
       WITH                        24,867,114**
                         -------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                           10
                                   80,028,766*
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     80,028,766*
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12   (See Instructions)                                                      |_|

--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     89.25%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON (See Instructions)
14
     IN
--------------------------------------------------------------------------------

     * Includes shares owned by National Amusements, Inc. and shares owned by Sumco, Inc.

     ** Does not include 17,500 shares owned by Mr. Sumner Redstone's wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power.

CUSIP No.  598-148-104      Schedule 13D/A


--------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS
     S.S. or I.R.S. Identification No. of Above Person
1
     NATIONAL AMUSEMENTS, INC.
     I.R.S. No. 04-2261332
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2    (a) |_|
     (b) |_|

--------------------------------------------------------------------------------
     SEC USE ONLY
3

--------------------------------------------------------------------------------
     SOURCE OF FUNDS (See Instructions)
4

--------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Maryland
--------------------------------------------------------------------------------

                                   SOLE VOTING POWER
                            7
                                   0
    NUMBER OF            -------------------------------------------------------
      SHARES                       SHARED VOTING POWER
   BENEFICIALLY             8
     OWNED BY                      55,161,652*
       EACH              -------------------------------------------------------
    REPORTING                      SOLE DISPOSITIVE POWER
      PERSON                9
       WITH                        0
                         -------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                           10
                                   55,161,652*
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     55,161,652*
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12   (See Instructions)                                                      |_|

--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     61.52%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON (See Instructions)
14
     CO
--------------------------------------------------------------------------------

     *    Includes shares owned by Sumco, Inc.

CUSIP No.  598-148-104      Schedule 13D/A


--------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS
1    S.S. or I.R.S. Identification No. of Above Person

     Sumco, Inc.
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2    (a) |_|
     (b) |_|

--------------------------------------------------------------------------------
     SEC USE ONLY
3

--------------------------------------------------------------------------------
     SOURCE OF FUNDS (See Instructions)
4

--------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Delaware
--------------------------------------------------------------------------------

                                   SOLE VOTING POWER
                            7
                                   0
    NUMBER OF            -------------------------------------------------------
      SHARES                       SHARED VOTING POWER
   BENEFICIALLY             8
     OWNED BY                      32,784,673
       EACH              -------------------------------------------------------
    REPORTING                      SOLE DISPOSITIVE POWER
      PERSON                9
       WITH                        0
                         -------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                           10
                                   32,784,673
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     32,784,673
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12   (See Instructions)                                                      |_|

--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     36.56%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON (See Instructions)
14
     CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This Amendment No. 89 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.01 par value per share (the "Common Shares"), of Midway Games, Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 2704 West Roscoe Street, Chicago, IL 60618.

Item 2.  Identity and Background.

         Item 2 is amended and restated in its entirety as follows:

         "This Statement is being jointly filed by Mr. Sumner M. Redstone, NAI and Sumco, Inc. (together, the "Reporting Persons").

         Sumco, Inc., a Delaware corporation ("Sumco"), has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. Sumco's sole business is to hold cash and securities of the Issuer pursuant to the agreement, dated December 28, 2005 between Sumco and Sumner M. Redstone (as described in Item 6 below).

         NAI, a Maryland corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States, the United Kingdom, Russia and South America and holding the common stock of NAIRI, Inc., a Delaware corporation. Mr. Sumner M. Redstone holds approximately 66 2/3% of the voting securities of NAI as a voting trustee of a trust.

         Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Sumner
M. Redstone is the Chairman of the Board and Chief Executive Officer of Viacom, Inc. Effective upon the separation of Viacom, Inc. (into two separately traded public companies), Mr. Redstone's principal occupation shall be Executive Chairman of the Board and Founder of Viacom Inc. and Executive Chairman of the Board and Founder of CBS, Inc.

         Serendi, Inc., a Delaware corporation ("Serendi"), is a wholly owned subsidiary of NAI and was created solely to serve as a pass-through entity in connection with the transaction described in Item 6 below. Other than pursuant to the directions received from NAI, Serendi does not have or share the voting power or investment power within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, with respect to the Common Shares of the Issuer.

         The directors and executive officers of each of NAI and Sumco are set forth on Exhibit A attached hereto. Exhibit A sets forth the following information with respect to each such person: (i) name; (ii) business address; and (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted.

         During the last five years, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any person named in Exhibit A attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Exhibit A is incorporated herein by reference.

         All of the directors of each of NAI and Sumco, including Mr. Sumner Redstone, are citizens of the United States."

Item 3.  Source and Amount of Funds or Other Considerations.

         The funds contributed by each of NAI, indirectly through Serendi, and Mr. Sumner M. Redstone in connection with the transaction described in Item 6 below, were made from general corporate funds of NAI, and personal funds of Mr. Sumner M. Redstone, respectively.

         In addition to the transaction described in Item 6 below, NAI has acquired additional Common Shares of the Issuer since the prior amendment to the Statement on Schedule 13D. The funds used in connection with the purchase of such Common Shares as reported in this Amendment No. 89 to the Statement on
Schedule 13D by NAI have been made by using working capital as well as through margin and cash accounts at Bear Stearns.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended as follows:

         On December 28, 2005, Mr. Sumner M. Redstone and NAI entered into the agreement described in Item 6 below. NAI's motivation with respect to the agreement, among other things, is to increase its investment in and achieve control over, the Issuer as provided in the agreement and to provide NAI with an opportunity to ensure that Mr. Sumner M. Redstone's shares of NAI stock, which are pledged as collateral to secure the Citicorp debt described herein, can be released from being encumbered from such loan and Mr. Sumner M. Redstone's motivation with respect to the agreement, among other things, is to allow him to engage in tax and estate planning and reduce certain personal indebtedness.

         The transactions reported on this Amendment No. 89 to the Statement on
Schedule 13D do not in any way change the intentions of the Reporting Persons with respect to the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a) NAI is currently the beneficial owner, with shared dispositive and voting power of 22,376,979 Common Shares directly owned by NAI, or approximately 24.96%, of the issued and outstanding Common Shares of the Issuer (based upon the number of Common Shares that were reported by the Issuer to be issued and outstanding as of November 3, 2005). As a result of its indirect stock ownership in Sumco, NAI is deemed the beneficial owner of an additional 32,784,673 Common Shares of the issued and outstanding Common Shares of the Issuer. As a result, NAI is directly or indirectly, the beneficial owner of 55,161,652 Common Shares in the aggregate, or approximately 61.52% of the issued and outstanding Common Shares of the Issuer

(based upon the number of Common Shares that were reported by the Issuer to be issued and outstanding as of November 3, 2005).

         Sumco is currently the beneficial owner, with shared dispositive and voting power of 32,784,673 Common Shares, or approximately 36.56%, of the issued and outstanding Common Shares of the Issuer (based upon the number of Common Shares that were reported by the Issuer to be issued and outstanding as of November 3, 2005).

(b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and voting power, of 24,867,114 Common Shares directly owned by him, or approximately 27.73%, of the issued and outstanding Common Shares of the Issuer (based upon the number of Common Shares that were reported by Midway to be issued and outstanding as of November 3, 2005). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 55,161,652 Common Shares, owned by NAI and Sumco. Accordingly, Mr. Sumner M. Redstone is the beneficial owner of 80,028,766 Common Shares in the aggregate, or approximately 89.25% of the issued and outstanding Common Shares of the Issuer (based upon the number of Common Shares that were reported by the Issuer to be issued and outstanding as of November 3, 2005) and his beneficial ownership of the Common Shares of the Issuer remains unchanged as result of the transactions contemplated in the agreement, as described in Item 6 below.

(c) Transactions effected since the filing of the Statement on Schedule 13D Amendment No. 88 filed with the SEC on December 2, 2005:

All of the following transactions were executed by Bear Stearns, New York, N.Y.

TRANSACTIONS EXECUTED UNDER NATIONAL AMUSEMENTS, INC.'S NAME

--------------------------------------------------------------------------------
            DATE                    NO. SHARES                   PRICE

12/2/05                    2,000                     22.10
--------------------------------------------------------------------------------
12/2/05                    100                       22.11
--------------------------------------------------------------------------------
12/2/05                    900                       22.15
--------------------------------------------------------------------------------
12/2/05                    3,000                     22.21
--------------------------------------------------------------------------------
12/2/05                    500                       22.31
--------------------------------------------------------------------------------
12/2/05                    100                       22.33
--------------------------------------------------------------------------------
12/2/05                    1,500                     22.34
--------------------------------------------------------------------------------
12/2/05                    1,500                     22.35
--------------------------------------------------------------------------------
12/2/05                    2,000                     22.36
--------------------------------------------------------------------------------
12/2/05                    3,100                     22.37
--------------------------------------------------------------------------------
12/2/05                    3,000                     22.38
--------------------------------------------------------------------------------
12/2/05                    2,700                     22.39
--------------------------------------------------------------------------------
12/2/05                    2,500                     22.40
--------------------------------------------------------------------------------
12/2/05                    2,500                     22.41
--------------------------------------------------------------------------------
12/2/05                    500                       22.43
--------------------------------------------------------------------------------
12/2/05                    2,100                     22.44
--------------------------------------------------------------------------------
12/2/05                    1,700                     22.45
--------------------------------------------------------------------------------
12/2/05                    2,200                     22.46
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12/2/05                    2,100                      22.48
--------------------------------------------------------------------------------
12/2/05                    2,500                      22.49
--------------------------------------------------------------------------------
12/2/05                    7,600                      22.50
--------------------------------------------------------------------------------
12/2/05                    1,300                      22.51
--------------------------------------------------------------------------------
12/2/05                    3,500                      22.52
--------------------------------------------------------------------------------
12/2/05                    1,100                      22.53
--------------------------------------------------------------------------------
12/5/05                    1,000                      22.47
--------------------------------------------------------------------------------
12/5/05                    200                        22.65
--------------------------------------------------------------------------------
12/5/05                    1,600                      22.70
--------------------------------------------------------------------------------
12/5/05                    7,300                      22.72
--------------------------------------------------------------------------------
12/5/05                    1,700                      22.73
--------------------------------------------------------------------------------
12/5/05                    700                        22.80
--------------------------------------------------------------------------------
12/5/05                    700                        22.81
--------------------------------------------------------------------------------
12/5/05                    1,000                      22.83
--------------------------------------------------------------------------------
12/5/05                    1,900                      22.86
--------------------------------------------------------------------------------
12/5/05                    1,700                      22.87
--------------------------------------------------------------------------------
12/5/05                    6,500                      22.90
--------------------------------------------------------------------------------
12/5/05                    2,800                      22.91
--------------------------------------------------------------------------------
12/5/05                    3,300                      22.92
--------------------------------------------------------------------------------
12/5/05                    2,200                      22.93
--------------------------------------------------------------------------------
12/5/05                    2,700                      22.95
--------------------------------------------------------------------------------
12/5/05                    2,100                      22.96
--------------------------------------------------------------------------------
12/5/05                    2,900                      22.97
--------------------------------------------------------------------------------
12/5/05                    4,100                      22.98
--------------------------------------------------------------------------------
12/5/05                    1,000                      22.99
--------------------------------------------------------------------------------
12/6/05                    700                        22.55
--------------------------------------------------------------------------------
12/6/05                    600                        22.65
--------------------------------------------------------------------------------
12/6/05                    1,100                      22.67
--------------------------------------------------------------------------------
12/6/05                    2,300                      22.69
--------------------------------------------------------------------------------
12/6/05                    1,800                      22.78
--------------------------------------------------------------------------------
12/6/05                    600                        22.80
--------------------------------------------------------------------------------
12/6/05                    200                        22.81
--------------------------------------------------------------------------------
12/6/05                    400                        22.82
--------------------------------------------------------------------------------
12/6/05                    1,000                      22.83
--------------------------------------------------------------------------------
12/6/06                    1,100                      22.84
--------------------------------------------------------------------------------
12/6/05                    1,100                      22.85
--------------------------------------------------------------------------------
12/6/05                    1,700                      22.86
--------------------------------------------------------------------------------
12/6/05                    2,900                      22.88
--------------------------------------------------------------------------------
12/6/05                    2,200                      22.89
--------------------------------------------------------------------------------
12/6/05                    2,500                      22.90
--------------------------------------------------------------------------------
12/6/05                    1,100                      22.91
--------------------------------------------------------------------------------
12/6/05                    5,700                      22.92
--------------------------------------------------------------------------------
12/6/05                    3,700                      22.93
--------------------------------------------------------------------------------
12/6/05                    700                        22.94
--------------------------------------------------------------------------------
12/6/05                    3,900                      22.95
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12/6/05                    2,900                      22.96
--------------------------------------------------------------------------------
12/6/05                    1,700                      22.97
--------------------------------------------------------------------------------
12/6/05                    4,500                      22.98
--------------------------------------------------------------------------------
12/6/05                    5,600                      23.00
--------------------------------------------------------------------------------
12/7/05                    500                        22.51
--------------------------------------------------------------------------------
12/7/05                    100                        22.52
--------------------------------------------------------------------------------
12/7/05                    200                        22.55
--------------------------------------------------------------------------------
12/7/05                    2,300                      22.56
--------------------------------------------------------------------------------
12/7/05                    3,800                      22.57
--------------------------------------------------------------------------------
12/7/05                    500                        22.58
--------------------------------------------------------------------------------
12/7/05                    1,800                      22.61
--------------------------------------------------------------------------------
12/7/05                    1,200                      22.62
--------------------------------------------------------------------------------
12/7/05                    600                        22.63
--------------------------------------------------------------------------------
12/7/05                    900                        22.64
--------------------------------------------------------------------------------
12/7/05                    2,100                      22.65
--------------------------------------------------------------------------------
12/7/05                    600                        22.66
--------------------------------------------------------------------------------
12/7/05                    1,000                      22.69
--------------------------------------------------------------------------------
12/7/05                    1,400                      22.70
--------------------------------------------------------------------------------
12/7/05                    100                        22.72
--------------------------------------------------------------------------------
12/7/05                    1,400                      22.73
--------------------------------------------------------------------------------
12/7/05                    700                        22.74
--------------------------------------------------------------------------------
12/7/05                    800                        22.75
--------------------------------------------------------------------------------
12/7/05                    500                        22.77
--------------------------------------------------------------------------------
12/7/05                    400                        22.79
--------------------------------------------------------------------------------
12/7/05                    2,700                      22.80
--------------------------------------------------------------------------------
12/7/05                    600                        22.81
--------------------------------------------------------------------------------
12/7/05                    1,900                      22.82
--------------------------------------------------------------------------------
12/7/05                    1,800                      22.84
--------------------------------------------------------------------------------
12/7/05                    1,100                      22.85
--------------------------------------------------------------------------------
12/7/05                    100                        22.87
--------------------------------------------------------------------------------
12/7/05                    500                        22.88
--------------------------------------------------------------------------------
12/7/05                    600                        22.90
--------------------------------------------------------------------------------
12/7/05                    1,400                      22.91
--------------------------------------------------------------------------------
12/7/05                    600                        22.92
--------------------------------------------------------------------------------
12/7/05                    2,100                      22.94
--------------------------------------------------------------------------------
12/7/05                    800                        22.95
--------------------------------------------------------------------------------
12/7/05                    200                        22.96
--------------------------------------------------------------------------------
12/7/05                    4,400                      22.98
--------------------------------------------------------------------------------
12/7/05                    1,400                      23.00
--------------------------------------------------------------------------------
12/7/05                    1,000                      23.07
--------------------------------------------------------------------------------
12/7/05                    1,000                      23.10
--------------------------------------------------------------------------------
12/7/05                    1,900                      23.18
--------------------------------------------------------------------------------
12/8/05                    600                        21.99
--------------------------------------------------------------------------------
12/8/05                    800                        22.00
--------------------------------------------------------------------------------
12/8/05                    600                        22.02
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12/8/05                    900                        22.03
--------------------------------------------------------------------------------
12/8/05                    600                        22.08
--------------------------------------------------------------------------------
12/8/05                    600                        22.09
--------------------------------------------------------------------------------
12/8/05                    500                        22.17
--------------------------------------------------------------------------------
12/8/05                    1,300                      22.25
--------------------------------------------------------------------------------
12/8/05                    1,300                      22.28
--------------------------------------------------------------------------------
12/8/05                    100                        22.29
--------------------------------------------------------------------------------
12/8/05                    700                        22.30
--------------------------------------------------------------------------------
12/8/05                    2,600                      22.32
--------------------------------------------------------------------------------
12/8/05                    600                        22.33
--------------------------------------------------------------------------------
12/8/05                    100                        22.34
--------------------------------------------------------------------------------
12/8/05                    1,100                      22.35
--------------------------------------------------------------------------------
12/8/05                    800                        22.36
--------------------------------------------------------------------------------
12/8/05                    1,300                      22.37
--------------------------------------------------------------------------------
12/8/05                    400                        22.39
--------------------------------------------------------------------------------
12/8/05                    300                        22.46
--------------------------------------------------------------------------------
12/8/05                    800                        22.47
--------------------------------------------------------------------------------
12/8/05                    1,000                      22.55
--------------------------------------------------------------------------------
12/8/05                    600                        22.56
--------------------------------------------------------------------------------
12/8/05                    700                        22.61
--------------------------------------------------------------------------------
12/8/05                    900                        22.62
--------------------------------------------------------------------------------
12/8/05                    1,000                      22.63
--------------------------------------------------------------------------------
12/8/05                    600                        22.65
--------------------------------------------------------------------------------
12/8/05                    1,500                      22.66
--------------------------------------------------------------------------------
12/8/05                    1,900                      22.67
--------------------------------------------------------------------------------
12/8/05                    100                        22.68
--------------------------------------------------------------------------------
12/8/05                    4,000                      22.74
--------------------------------------------------------------------------------
12/8/05                    200                        22.77
--------------------------------------------------------------------------------
12/8/05                    1,300                      22.79
--------------------------------------------------------------------------------
12/8/05                    3,000                      22.80
--------------------------------------------------------------------------------
12/8/05                    1,400                      22.82
--------------------------------------------------------------------------------
12/8/05                    200                        22.83
--------------------------------------------------------------------------------
12/8/05                    1,700                      22.84
--------------------------------------------------------------------------------
12/8/05                    2,600                      22.85
--------------------------------------------------------------------------------
12/8/05                    700                        22.86
--------------------------------------------------------------------------------
12/8/05                    400                        22.88
--------------------------------------------------------------------------------
12/8/05                    2,100                      22.90
--------------------------------------------------------------------------------
12/8/05                    500                        22.95
--------------------------------------------------------------------------------
12/9/05                    500                        22.61
--------------------------------------------------------------------------------
12/9/05                    600                        22.65
--------------------------------------------------------------------------------
12/9/05                    1,600                      22.70
--------------------------------------------------------------------------------
12/9/05                    300                        22.72
--------------------------------------------------------------------------------
12/9/05                    1,100                      22.74
--------------------------------------------------------------------------------
12/9/05                    2,700                      22.75
--------------------------------------------------------------------------------
12/9/05                    800                        22.76
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12/9/05                    1,000                      22.77
--------------------------------------------------------------------------------
12/9/05                    700                        22.78
--------------------------------------------------------------------------------
12/9/05                    1,400                      22.79
--------------------------------------------------------------------------------
12/9/05                    1,300                      22.80
--------------------------------------------------------------------------------
12/9/05                    800                        22.81
--------------------------------------------------------------------------------
12/9/05                    100                        22.82
--------------------------------------------------------------------------------
12/9/05                    400                        22.83
--------------------------------------------------------------------------------
12/9/05                    9,300                      22.84
--------------------------------------------------------------------------------
12/9/05                    2,900                      22.85
--------------------------------------------------------------------------------
12/9/05                    3,200                      22.86
--------------------------------------------------------------------------------
12/9/05                    700                        22.87
--------------------------------------------------------------------------------
12/9/05                    1,400                      22.88
--------------------------------------------------------------------------------
12/9/05                    100                        22.89
--------------------------------------------------------------------------------
12/9/05                    6,000                      22.90
--------------------------------------------------------------------------------
12/9/05                    1,800                      22.91
--------------------------------------------------------------------------------
12/9/05                    2,900                      22.92
--------------------------------------------------------------------------------
12/9/05                    1,100                      22.93
--------------------------------------------------------------------------------
12/9/05                    600                        22.94
--------------------------------------------------------------------------------
12/9/05                    900                        22.95
--------------------------------------------------------------------------------
12/12/05                   300                        22.85
--------------------------------------------------------------------------------
12/12/05                   1,100                      22.86
--------------------------------------------------------------------------------
12/12/05                   2,100                      22.87
--------------------------------------------------------------------------------
12/12/05                   2,200                      22.88
--------------------------------------------------------------------------------
12/12/05                   2,600                      22.89
--------------------------------------------------------------------------------
12/12/05                   2,700                      22.90
--------------------------------------------------------------------------------
12/12/05                   2,400                      22.91
--------------------------------------------------------------------------------
12/12/05                   1,600                      22.92
--------------------------------------------------------------------------------
12/12/05                   700                        22.94
--------------------------------------------------------------------------------
12/12/05                   5,200                      22.95
--------------------------------------------------------------------------------
12/12/05                   2,800                      22.96
--------------------------------------------------------------------------------
12/12/05                   1,800                      22.97
--------------------------------------------------------------------------------
12/12/05                   800                        22.98
--------------------------------------------------------------------------------
12/12/05                   5,800                      22.99
--------------------------------------------------------------------------------
12/12/05                   2,300                      23.00
--------------------------------------------------------------------------------
12/12/05                   1,400                      23.01
--------------------------------------------------------------------------------
12/12/05                   1,400                      23.05
--------------------------------------------------------------------------------
12/12/05                   1,600                      23.08
--------------------------------------------------------------------------------
12/12/05                   500                        23.13
--------------------------------------------------------------------------------
12/12/05                   2,500                      23.20
--------------------------------------------------------------------------------
12/12/05                   2,000                      23.25
--------------------------------------------------------------------------------
12/12/05                   600                        23.35
--------------------------------------------------------------------------------
12/12/05                   600                        23.36
--------------------------------------------------------------------------------
12/13/05                   1,000                      23.07
--------------------------------------------------------------------------------
12/13/05                   1,100                      23.10
--------------------------------------------------------------------------------
12/13/05                   1,100                      23.11
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12/13/05                   700                        23.12
--------------------------------------------------------------------------------
12/13/05                   1,000                      23.15
--------------------------------------------------------------------------------
12/13/05                   5,200                      23.16
--------------------------------------------------------------------------------
12/13/05                   1,300                      23.17
--------------------------------------------------------------------------------
12/13/05                   1,500                      23.19
--------------------------------------------------------------------------------
12/13/05                   3,100                      23.20
--------------------------------------------------------------------------------
12/13/05                   3,000                      23.21
--------------------------------------------------------------------------------
12/13/05                   2,500                      23.22
--------------------------------------------------------------------------------
12/13/05                   2,300                      23.23
--------------------------------------------------------------------------------
12/13/05                   1,600                      23.24
--------------------------------------------------------------------------------
12/13/05                   700                        23.25
--------------------------------------------------------------------------------
12/13/05                   3,000                      23.26
--------------------------------------------------------------------------------
12/13/05                   1,000                      23.28
--------------------------------------------------------------------------------
12/13/05                   2,700                      23.29
--------------------------------------------------------------------------------
12/13/05                   700                        23.30
--------------------------------------------------------------------------------
12/13/05                   800                        23.32
--------------------------------------------------------------------------------
12/13/05                   3,100                      23.34
--------------------------------------------------------------------------------
12/13/05                   2,000                      23.35
--------------------------------------------------------------------------------
12/13/05                   600                        23.37
--------------------------------------------------------------------------------
12/13/05                   600                        23.39
--------------------------------------------------------------------------------
12/13/05                   1,600                      23.40
--------------------------------------------------------------------------------
12/13/05                   100                        23.48
--------------------------------------------------------------------------------
12/13/05                   1,600                      23.49
--------------------------------------------------------------------------------
12/13/05                   1,100                      23.52
--------------------------------------------------------------------------------
12/14/05                   2,500                      23.10
--------------------------------------------------------------------------------
12/14/05                   1,600                      23.11
--------------------------------------------------------------------------------
12/14/05                   1,400                      23.13
--------------------------------------------------------------------------------
12/14/05                   500                        23.15
--------------------------------------------------------------------------------
12/14/05                   2,800                      23.16
--------------------------------------------------------------------------------
12/14/05                   1,300                      23.17
--------------------------------------------------------------------------------
12/14/05                   800                        23.18
--------------------------------------------------------------------------------
12/14/05                   2,200                      23.20
--------------------------------------------------------------------------------
12/14/05                   200                        23.21
--------------------------------------------------------------------------------
12/14/05                   4,300                      23.24
--------------------------------------------------------------------------------
12/14/05                   2,600                      23.25
--------------------------------------------------------------------------------
12/14/05                   2,300                      23.26
--------------------------------------------------------------------------------
12/14/05                   600                        23.27
--------------------------------------------------------------------------------
12/14/05                   800                        23.28
--------------------------------------------------------------------------------
12/14/05                   2,400                      23.29
--------------------------------------------------------------------------------
12/14/05                   4,800                      23.30
--------------------------------------------------------------------------------
12/14/05                   300                        23.31
--------------------------------------------------------------------------------
12/14/05                   1,500                      23.32
--------------------------------------------------------------------------------
12/14/05                   1,300                      23.33
--------------------------------------------------------------------------------
12/14/05                   3,500                      23.34
--------------------------------------------------------------------------------
12/14/05                   800                        23.35
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12/14/05                   100                        23.36
--------------------------------------------------------------------------------
12/14/05                   2,000                      23.39
--------------------------------------------------------------------------------
12/14/05                   600                        23.40
--------------------------------------------------------------------------------
12/14/05                   1,200                      23.42
--------------------------------------------------------------------------------
12/14/05                   600                        23.43
--------------------------------------------------------------------------------
12/15/05                   600                        22.68
--------------------------------------------------------------------------------
12/15/05                   1,000                      22.71
--------------------------------------------------------------------------------
12/15/05                   1,100                      22.72
--------------------------------------------------------------------------------
12/15/05                   1,400                      22.75
--------------------------------------------------------------------------------
12/15/05                   900                        22.81
--------------------------------------------------------------------------------
12/15/05                   600                        22.85
--------------------------------------------------------------------------------
12/15/05                   3,700                      22.86
--------------------------------------------------------------------------------
12/15/05                   2,300                      22.87
--------------------------------------------------------------------------------
12/15/05                   600                        22.88
--------------------------------------------------------------------------------
12/15/05                   1,900                      22.89
--------------------------------------------------------------------------------
12/15/05                   5,900                      22.90
--------------------------------------------------------------------------------
12/15/05                   100                        22.91
--------------------------------------------------------------------------------
12/15/05                   1,800                      22.92
--------------------------------------------------------------------------------
12/15/05                   2,900                      22.93
--------------------------------------------------------------------------------
12/15/05                   1,400                      22.94
--------------------------------------------------------------------------------
12/15/05                   300                        22.99
--------------------------------------------------------------------------------
12/15/05                   3,100                      23.00
--------------------------------------------------------------------------------
12/15/05                   600                        23.05
--------------------------------------------------------------------------------
12/15/05                   600                        23.11
--------------------------------------------------------------------------------
12/15/05                   1,200                      23.13
--------------------------------------------------------------------------------
12/15/05                   2,200                      23.23
--------------------------------------------------------------------------------
12/15/05                   800                        23.32
--------------------------------------------------------------------------------
12/15/05                   600                        23.36
--------------------------------------------------------------------------------
12/15/05                   200                        23.37
--------------------------------------------------------------------------------
12/15/05                   300                        23.38
--------------------------------------------------------------------------------
12/15/05                   600                        23.41
--------------------------------------------------------------------------------
12/15/05                   1,000                      23.42
--------------------------------------------------------------------------------
12/15/05                   1,200                      23.45
--------------------------------------------------------------------------------
12/15/05                   3,200                      23.46
--------------------------------------------------------------------------------
12/16/05                   1,500                      22.68
--------------------------------------------------------------------------------
12/16/05                   900                        22.71
--------------------------------------------------------------------------------
12/16/05                   500                        22.72
--------------------------------------------------------------------------------
12/16/05                   900                        22.73
--------------------------------------------------------------------------------
12/16/05                   6,700                      22.74
--------------------------------------------------------------------------------
12/16/05                   900                        22.75
--------------------------------------------------------------------------------
12/16/05                   2,700                      22.76
--------------------------------------------------------------------------------
12/16/05                   5,300                      22.77
--------------------------------------------------------------------------------
12/16/05                   200                        22.79
--------------------------------------------------------------------------------
12/16/05                   1,600                      22.80
--------------------------------------------------------------------------------
12/16/05                   400                        22.81
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12/16/05                   1,500                      22.82
--------------------------------------------------------------------------------
12/16/05                   2,100                      22.84
--------------------------------------------------------------------------------
12/16/05                   2,200                      22.85
--------------------------------------------------------------------------------
12/16/05                   2,000                      22.86
--------------------------------------------------------------------------------
12/16/05                   300                        22.87
--------------------------------------------------------------------------------
12/16/05                   2,000                      22.88
--------------------------------------------------------------------------------
12/16/05                   1,800                      22.90
--------------------------------------------------------------------------------
12/16/05                   500                        22.95
--------------------------------------------------------------------------------
12/16/05                   800                        22.96
--------------------------------------------------------------------------------
12/16/05                   1,600                      22.97
--------------------------------------------------------------------------------
12/16/05                   1,000                      22.98
--------------------------------------------------------------------------------
12/16/05                   300                        23.02
--------------------------------------------------------------------------------
12/16/05                   1,100                      23.03
--------------------------------------------------------------------------------
12/16/05                   100                        23.07
--------------------------------------------------------------------------------
12/16/05                   1,100                      23.09
--------------------------------------------------------------------------------
12/16/05                   700                        23.10
--------------------------------------------------------------------------------
12/16/05                   1,300                      23.15
--------------------------------------------------------------------------------
12/16/05                   1,900                      23.20
--------------------------------------------------------------------------------
12/16/05                   5,100                      23.28
--------------------------------------------------------------------------------
12/19/05                   800                        21.59
--------------------------------------------------------------------------------
12/19/05                   400                        21.68
--------------------------------------------------------------------------------
12/19/05                   700                        21.72
--------------------------------------------------------------------------------
12/19/05                   2,300                      21.73
--------------------------------------------------------------------------------
12/19/05                   1,000                      21.74
--------------------------------------------------------------------------------
12/19/05                   1,500                      21.75
--------------------------------------------------------------------------------
12/19/05                   500                        21.76
--------------------------------------------------------------------------------
12/19/05                   200                        21.80
--------------------------------------------------------------------------------
12/19/05                   600                        21.81
--------------------------------------------------------------------------------
12/19/05                   500                        21.82
--------------------------------------------------------------------------------
12/19/05                   2,400                      21.85
--------------------------------------------------------------------------------
12/19/05                   700                        21.86
--------------------------------------------------------------------------------
12/19/05                   700                        21.88
--------------------------------------------------------------------------------
12/19/05                   1,300                      21.90
--------------------------------------------------------------------------------
12/19/05                   300                        21.91
--------------------------------------------------------------------------------
12/19/05                   1,100                      21.96
--------------------------------------------------------------------------------
12/19/05                   700                        22.00
--------------------------------------------------------------------------------
12/19/05                   300                        22.02
--------------------------------------------------------------------------------
12/19/05                   1,900                      22.03
--------------------------------------------------------------------------------
12/19/05                   1,100                      22.04
--------------------------------------------------------------------------------
12/19/05                   2,300                      22.05
--------------------------------------------------------------------------------
12/19/05                   1,600                      22.06
--------------------------------------------------------------------------------
12/19/05                   2,300                      22.07
--------------------------------------------------------------------------------
12/19/05                   1,600                      22.08
--------------------------------------------------------------------------------
12/19/05                   1,100                      22.09
--------------------------------------------------------------------------------
12/19/05                   1,300                      22.10
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12/19/05                   500                        22.13
--------------------------------------------------------------------------------
12/19/05                   500                        22.17
--------------------------------------------------------------------------------
12/19/05                   500                        22.18
--------------------------------------------------------------------------------
12/19/05                   400                        22.20
--------------------------------------------------------------------------------
12/19/05                   600                        22.22
--------------------------------------------------------------------------------
12/19/05                   100                        22.26
--------------------------------------------------------------------------------
12/19/05                   1,200                      22.27
--------------------------------------------------------------------------------
12/19/05                   600                        22.36
--------------------------------------------------------------------------------
12/19/05                   500                        22.60
--------------------------------------------------------------------------------
12/19/05                   1,100                      22.61
--------------------------------------------------------------------------------
12/19/05                   500                        22.64
--------------------------------------------------------------------------------
12/19/05                   1,100                      22.66
--------------------------------------------------------------------------------
12/19/05                   1,100                      22.67
--------------------------------------------------------------------------------
12/19/05                   400                        22.68
--------------------------------------------------------------------------------
12/19/05                   500                        22.69
--------------------------------------------------------------------------------
12/19/05                   200                        22.83
--------------------------------------------------------------------------------
12/19/05                   800                        22.90
--------------------------------------------------------------------------------
12/19/05                   700                        22.91
--------------------------------------------------------------------------------
12/19/05                   4,500                      22.99
--------------------------------------------------------------------------------
12/20/05                   300                        20.39
--------------------------------------------------------------------------------
12/20/05                   1,000                      20.53
--------------------------------------------------------------------------------
12/20/05                   1,000                      20.54
--------------------------------------------------------------------------------
12/20/05                   500                        20.55
--------------------------------------------------------------------------------
12/20/05                   1,800                      20.57
--------------------------------------------------------------------------------
12/20/05                   2,600                      20.60
--------------------------------------------------------------------------------
12/20/05                   1,100                      20.62
--------------------------------------------------------------------------------
12/20/05                   200                        20.63
--------------------------------------------------------------------------------
12/20/05                   500                        20.64
--------------------------------------------------------------------------------
12/20/05                   1,200                      20.66
--------------------------------------------------------------------------------
12/20/05                   800                        20.67
--------------------------------------------------------------------------------
12/20/05                   400                        20.68
--------------------------------------------------------------------------------
12/20/05                   600                        20.69
--------------------------------------------------------------------------------
12/20/05                   1,300                      20.70
--------------------------------------------------------------------------------
12/20/05                   1,000                      20.71
--------------------------------------------------------------------------------
12/20/05                   1,700                      20.72
--------------------------------------------------------------------------------
12/20/05                   1,400                      20.73
--------------------------------------------------------------------------------
12/20/05                   2,600                      20.74
--------------------------------------------------------------------------------
12/20/05                   1,400                      20.75
--------------------------------------------------------------------------------
12/20/05                   500                        20.76
--------------------------------------------------------------------------------
12/20/05                   1,300                      20.77
--------------------------------------------------------------------------------
12/20/05                   2,000                      20.79
--------------------------------------------------------------------------------
12/20/05                   400                        20.80
--------------------------------------------------------------------------------
12/20/05                   600                        20.81
--------------------------------------------------------------------------------
12/20/05                   1,300                      20.82
--------------------------------------------------------------------------------
12/20/05                   2,200                      20.83
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12/20/05                   500                        20.84
--------------------------------------------------------------------------------
12/20/05                   600                        20.85
--------------------------------------------------------------------------------
12/20/05                   700                        20.86
--------------------------------------------------------------------------------
12/20/05                   2,200                      20.87
--------------------------------------------------------------------------------
12/20/05                   1,300                      20.88
--------------------------------------------------------------------------------
12/20/05                   500                        20.92
--------------------------------------------------------------------------------
12/20/05                   600                        20.93
--------------------------------------------------------------------------------
12/20/05                   1,100                      20.94
--------------------------------------------------------------------------------
12/20/05                   1,400                      20.95
--------------------------------------------------------------------------------
12/20/05                   100                        21.06
--------------------------------------------------------------------------------
12/20/05                   700                        21.11
--------------------------------------------------------------------------------
12/20/05                   500                        21.14
--------------------------------------------------------------------------------
12/20/05                   700                        21.20
--------------------------------------------------------------------------------
12/20/05                   4,000                      21.50
--------------------------------------------------------------------------------
12/20/05                   400                        21.51
--------------------------------------------------------------------------------
12/21/05                   300                        20.54
--------------------------------------------------------------------------------
12/21/05                   100                        20.58
--------------------------------------------------------------------------------
12/21/05                   1,100                      20.60
--------------------------------------------------------------------------------
12/21/05                   300                        20.63
--------------------------------------------------------------------------------
12/21/05                   700                        20.65
--------------------------------------------------------------------------------
12/21/05                   1,500                      20.66
--------------------------------------------------------------------------------
12/21/05                   1,100                      20.68
--------------------------------------------------------------------------------
12/21/05                   500                        20.69
--------------------------------------------------------------------------------
12/21/05                   1,900                      20.70
--------------------------------------------------------------------------------
12/21/05                   400                        20.71
--------------------------------------------------------------------------------
12/21/05                   300                        20.72
--------------------------------------------------------------------------------
12/21/05                   1,900                      20.73
--------------------------------------------------------------------------------
12/21/05                   700                        20.74
--------------------------------------------------------------------------------
12/21/05                   2,000                      20.75
--------------------------------------------------------------------------------
12/21/05                   500                        20.76
--------------------------------------------------------------------------------
12/21/05                   1,900                      20.77
--------------------------------------------------------------------------------
12/21/05                   1,000                      20.79
--------------------------------------------------------------------------------
12/21/05                   1,100                      20.80
--------------------------------------------------------------------------------
12/21/05                   800                        20.81
--------------------------------------------------------------------------------
12/21/05                   1,000                      20.82
--------------------------------------------------------------------------------
12/21/05                   200                        20.83
--------------------------------------------------------------------------------
12/21/05                   2,700                      20.84
--------------------------------------------------------------------------------
12/21/05                   3,300                      20.85
--------------------------------------------------------------------------------
12/21/05                   1,600                      20.86
--------------------------------------------------------------------------------
12/21/05                   3,700                      20.87
--------------------------------------------------------------------------------
12/21/05                   1,700                      20.88
--------------------------------------------------------------------------------
12/21/05                   1,500                      20.89
--------------------------------------------------------------------------------
12/21/05                   6,900                      20.90
--------------------------------------------------------------------------------
12/21/05                   2,000                      20.91
--------------------------------------------------------------------------------
12/21/05                   1,400                      20.92
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12/21/05                   700                        20.93
--------------------------------------------------------------------------------
12/21/05                   300                        21.10
--------------------------------------------------------------------------------
12/22/05                   800                        20.88
--------------------------------------------------------------------------------
12/22/05                   400                        20.92
--------------------------------------------------------------------------------
12/22/05                   400                        20.93
--------------------------------------------------------------------------------
12/22/05                   1,100                      20.94
--------------------------------------------------------------------------------
12/22/05                   500                        20.95
--------------------------------------------------------------------------------
12/22/05                   3,000                      20.96
--------------------------------------------------------------------------------
12/22/05                   2,500                      20.97
--------------------------------------------------------------------------------
12/22/05                   1,900                      20.98
--------------------------------------------------------------------------------
12/22/05                   4,500                      20.99
--------------------------------------------------------------------------------
12/22/05                   3,500                      21.00
--------------------------------------------------------------------------------
12/22/05                   2,400                      21.02
--------------------------------------------------------------------------------
12/22/05                   1,000                      21.03
--------------------------------------------------------------------------------
12/22/05                   200                        21.04
--------------------------------------------------------------------------------
12/22/05                   1,600                      21.05
--------------------------------------------------------------------------------
12/22/05                   600                        21.06
--------------------------------------------------------------------------------
12/22/05                   800                        21.07
--------------------------------------------------------------------------------
12/22/05                   1,200                      21.08
--------------------------------------------------------------------------------
12/22/05                   1,700                      21.11
--------------------------------------------------------------------------------
12/22/05                   1,400                      21.12
--------------------------------------------------------------------------------
12/22/05                   700                        21.13
--------------------------------------------------------------------------------
12/22/05                   3,000                      21.14
--------------------------------------------------------------------------------
12/22/05                   600                        21.15
--------------------------------------------------------------------------------
12/22/05                   4,000                      21.16
--------------------------------------------------------------------------------
12/22/05                   500                        21.17
--------------------------------------------------------------------------------
12/22/05                   900                        21.20
--------------------------------------------------------------------------------
12/22/05                   800                        21.21
--------------------------------------------------------------------------------
12/22/05                   500                        21.22
--------------------------------------------------------------------------------
12/22/05                   500                        21.29
--------------------------------------------------------------------------------
12/22/05                   1,400                      21.30
--------------------------------------------------------------------------------
12/22/05                   500                        21.31
--------------------------------------------------------------------------------
12/22/05                   900                        21.32
--------------------------------------------------------------------------------
12/22/05                   1,200                      21.33
--------------------------------------------------------------------------------
12/23/05                   6,200                      21.07
--------------------------------------------------------------------------------
12/23/05                   600                        21.08
--------------------------------------------------------------------------------
12/23/05                   400                        21.09
--------------------------------------------------------------------------------
12/23/05                   1,500                      21.10
--------------------------------------------------------------------------------
12/23/05                   1,600                      21.11
--------------------------------------------------------------------------------
12/23/05                   2,800                      21.12
--------------------------------------------------------------------------------
12/23/05                   2,000                      21.13
--------------------------------------------------------------------------------
12/23/05                   1,500                      21.14
--------------------------------------------------------------------------------
12/23/05                   1,300                      21.15
--------------------------------------------------------------------------------
12/23/05                   2,200                      21.16
--------------------------------------------------------------------------------
12/23/05                   8,100                      21.17
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12/23/05                   4,700                      21.18
--------------------------------------------------------------------------------
12/23/05                   7,100                      21.19
--------------------------------------------------------------------------------
12/23/05                   500                        21.21
--------------------------------------------------------------------------------
12/23/05                   500                        21.23
--------------------------------------------------------------------------------
12/23/05                   300                        21.24
--------------------------------------------------------------------------------
12/23/05                   2,800                      21.25
--------------------------------------------------------------------------------
12/23/05                   900                        21.27
--------------------------------------------------------------------------------
12/27/05                   1,000                      20.39
--------------------------------------------------------------------------------
12/27/05                   800                        20.40
--------------------------------------------------------------------------------
12/27/05                   600                        20.44
--------------------------------------------------------------------------------
12/27/05                   900                        20.45
--------------------------------------------------------------------------------
12/27/05                   1,200                      20.49
--------------------------------------------------------------------------------
12/27/05                   1,300                      20.55
--------------------------------------------------------------------------------
12/27/05                   600                        20.65
--------------------------------------------------------------------------------
12/27/05                   700                        20.66
--------------------------------------------------------------------------------
12/27/05                   500                        20.69
--------------------------------------------------------------------------------
12/27/05                   1,300                      20.70
--------------------------------------------------------------------------------
12/27/05                   500                        20.71
--------------------------------------------------------------------------------
12/27/05                   1,200                      20.72
--------------------------------------------------------------------------------
12/27/05                   1,000                      20.73
--------------------------------------------------------------------------------
12/27/05                   500                        20.74
--------------------------------------------------------------------------------
12/27/05                   1,800                      20.75
--------------------------------------------------------------------------------
12/27/05                   600                        20.76
--------------------------------------------------------------------------------
12/27/05                   1,000                      20.77
--------------------------------------------------------------------------------
12/27/05                   900                        20.78
--------------------------------------------------------------------------------
12/27/05                   1,600                      20.79
--------------------------------------------------------------------------------
12/27/05                   3,500                      20.80
--------------------------------------------------------------------------------
12/27/05                   800                        20.82
--------------------------------------------------------------------------------
12/27/05                   800                        20.84
--------------------------------------------------------------------------------
12/27/05                   3,000                      20.85
--------------------------------------------------------------------------------
12/27/05                   100                        20.86
--------------------------------------------------------------------------------
12/27/05                   3,600                      20.87
--------------------------------------------------------------------------------
12/27/05                   500                        20.88
--------------------------------------------------------------------------------
12/27/05                   1,000                      20.90
--------------------------------------------------------------------------------
12/27/05                   100                        20.91
--------------------------------------------------------------------------------
12/27/05                   1,000                      20.93
--------------------------------------------------------------------------------
12/27/05                   600                        20.95
--------------------------------------------------------------------------------
12/27/05                   1,000                      20.97
--------------------------------------------------------------------------------
12/27/05                   600                        20.98
--------------------------------------------------------------------------------
12/27/05                   2,000                      20.99
--------------------------------------------------------------------------------
12/27/05                   1,200                      21.00
--------------------------------------------------------------------------------
12/27/05                   1,800                      21.10
--------------------------------------------------------------------------------
12/27/05                   800                        21.11
--------------------------------------------------------------------------------
12/27/05                   4,600                      21.24
--------------------------------------------------------------------------------
12/28/05                   5,000                      20.75
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12/28/05                   1,200                      20.64
--------------------------------------------------------------------------------
12/28/05                   800                        20.83
--------------------------------------------------------------------------------
12/28/05                   600                        20.74
--------------------------------------------------------------------------------
12/28/05                   500                        20.61
--------------------------------------------------------------------------------
12/28/05                   500                        20.67
--------------------------------------------------------------------------------
12/28/05                   500                        20.70
--------------------------------------------------------------------------------
12/28/05                   500                        20.77
--------------------------------------------------------------------------------
12/28/05                   400                        20.66
--------------------------------------------------------------------------------


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On December 28, 2005, Mr. Sumner M. Redstone ("SMR") and Sumco entered into an agreement (the "Agreement") pursuant to which SMR contributed $100 in cash and NAI, indirectly through Serendi, contributed $9,900 in cash and, subsequently, on December 28, 2005, SMR contributed 32,709,281 Common Shares of the Issuer (which shares are pledged to secure existing indebtedness of Mr. Sumner M. Redstone outstanding to Citicorp, which is anticipated to be $425,210,752.81 as of December 28, 2005) and NAI contributed, indirectly through Serendi, 75,392 Common Shares of the Issuer in return for 1% and 99%, respectively, of the shares of Sumco, a newly formed Delaware corporation. The Agreement provides that Sumco will make the required payments of interest on and principal of the Citicorp debt. There is an understanding between NAI and Mr. Sumner M. Redstone that NAI will fund (indirectly through Serendi) (whether through loans, equity contributions or otherwise) the payment by Sumco of interest on, and principal of, the Citicorp debt and that a significant repayment of such principal will be made shortly after the date of the Agreement. Sumco's source of funds for such payments of the Citicorp debt is expected to be from its affiliates working capital.

         Provided that no more than 15% of the Common Shares of the Issuer owned by NAI and/or Sumco (after giving effect to the SMR contribution) have been transferred to a non-affiliated third party prior to December 31, 2008, then on such date certain adjustments to the relative holdings of each of SMR and Sumco with respect to the Common Shares of the Issuer shall be effected based upon the financial performance of the Issuer, all as more fully set forth in the Agreement attached hereto as Exhibit C and incorporated herein by reference.

         Pursuant to the terms of the Agreement, in the event that SMR sells, transfers or exchanges his Common Shares of the Issuer, NAI and Sumco shall have a right to tag-along on such sale (on a ratable basis) and a right of first refusal. In the event that (i) NAI and Sumco participate in such a sale (including by exercising the right of first refusal), (ii) such sale occurs by December 31, 2008 and (iii) such sale, transfer, or exchange is consummated at a price per share greater than the Debt per Share Amount (as defined in the Agreement), then 50% of such difference (which difference shall be capped at $4.00 per Common Share) shall be transferred (prior to the consummation of such sale, transfer or exchange) to SMR from Sumco, in the form of securities of the Issuer. In the event of a disposition of Common Shares by SMR prior to December 31, 2008 in which NAI and Sumco do not exercise their tag-along right or right of first refusal, SMR has agreed to retain sufficient Common Shares to satisfy his potential transfer obligations to Sumco.

         Pursuant to the terms of the Agreement, in the event that NAI and Sumco sell, transfer or exchange their Common Shares of the Issuer (either directly or by way of merger) to an unrelated entity, then, with respect to such sale, transfer or exchange, SMR will have a full tag-along right and NAI and Sumco shall have a full drag-along right. In the event that (i) NAI and Sumco exercise their drag-along right or SMR exercises his tag-along right, (ii) such sale occurs by December 31, 2008 and (iii) such sale, transfer or exchange is consummated at a price per share that is greater than the Debt per Share Amount (as defined in the Agreement), then 50% of such difference (which difference shall be capped at $4.00 per Common Share) shall be transferred (prior to the consummation of such sale, transfer or exchange) to SMR from Sumco.

         Pursuant to the terms of the Agreement, Shari E. Redstone ("SER"), as the President of each of NAI and Sumco, will have sole authority with respect to NAI's and Sumco's investments in the Issuer, including sole voting power and investment power as well as all decisions relating to business and possible strategic decisions in which the Issuer is involved and may involve NAI or Sumco, in each case subject to the authority of the boards of directors of NAI and Sumco. Provided that SMR is not buying or selling Common Stock of the Issuer in the stock market, SER will consult will SMR on all material issues involving the Issuer. Other than as provided for above, none of SMR, NAI or Sumco shall be restricted from purchasing or disposing of Common Shares of the Issuer for their own accounts.

Item 7.  Materials to be Filed as Exhibits.



         Exhibit No.                       Description
         Exhibit A                         Directors and Executive Officers of
                                           NAI and Sumco.
         Exhibit B                         Joint Filing Agreement among the
                                           Reporting Persons pursuant to Rule
                                           13d-1(k)(1)(iii).
         Exhibit C                         Sumco Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

December 29, 2005                 /s/ Sumner M. Redstone
                                  -----------------------
                                  Sumner M. Redstone,
                                  Individually

                                  NATIONAL AMUSEMENTS, INC.

                                  By:  /s/ Sumner M. Redstone
                                       ----------------------
                                       Name:  Sumner M. Redstone
                                       Title:  Chairman of the Board and
                                               Chief Executive Officer

                                  SUMCO, INC.

                                  By:  /s/ Richard J. Sherman
                                       ----------------------
                                       Name:  Richard J. Sherman
                                       Title: Vice President

                                  EXHIBIT INDEX
                                  -------------



                Exhibit No.            Description

                Exhibit A              Directors and Executive Officers of NAI
                                       and Sumco.
                Exhibit B              Joint Filing Agreement among the
                                       Reporting Persons pursuant to Rule 13d-
                                       1(k)(1)(iii).
                Exhibit C              Sumco Agreement.

                                    EXHIBIT A

                            NATIONAL AMUSEMENTS, INC.

                               EXECUTIVE OFFICERS

          Name               Business or Residence          Principal Occupation or          Name and Address of
                                    Address                       Employment                 Corporation or Other
                                                                                            Organization in which
                                                                                                   Employed
Sumner M. Redstone        Viacom Inc.                   Chairman of the Board and        National Amusements, Inc.
                          1515 Broadway                 Chief Executive Officer of       200 Elm Street
                          New York, NY 10036            Viacom, Inc. (effective upon     Dedham, MA 02026
                                                        the separation of Viacom, Inc.
                                                        (into two separately traded      Viacom Inc.
                                                        public companies) Mr.            1515 Broadway
                                                        Redstone's principal             New York, NY 10036
                                                        occupation shall be Executive
                                                        Chairman of the Board and        CBS, Inc.
                                                        Founder of Viacom Inc.;          51 West 52nd Street
                                                        Executive Chairman of the        New York, NY 10019
                                                        Board and Founder of CBS,
                                                        Inc.); Chairman of the Board
                                                        and Chief Executive Officer of
                                                        National Amusements, Inc.;
                                                        Chairman and President of
                                                        NAIRI, Inc.
Shari Redstone            National Amusements, Inc.     President of National            National Amusements, Inc.
                          200 Elm Street                Amusements, Inc. and             200 Elm Street
                          Dedham, MA 02026              Executive Vice President of      Dedham, MA 02026
                                                        NAIRI, Inc.
Jerome Magner             National Amusements, Inc.     VP and Treasurer of National     National Amusements, Inc.
                          200 Elm Street                Amusements, Inc. and NAIRI,      200 Elm Street
                          Dedham, MA 02026              Inc.                             Dedham, MA 02026
Richard Sherman           National Amusements, Inc.     Vice President of National       National Amusements, Inc.
                          200 Elm Street                Amusements, Inc. and NAIRI,      200 Elm Street
                          Dedham, MA 02026              Inc.                             Dedham, MA 02026


                                    DIRECTORS

          Name               Business or Residence          Principal Occupation or          Name and Address of
                                    Address                       Employment                 Corporation or Other
                                                                                            Organization in which
                                                                                                   Employed
Sumner M. Redstone        Viacom Inc.                   Chairman of the Board and        National Amusements, Inc.
                          1515 Broadway                 Chief Executive Officer of       200 Elm Street
                          New York, NY 10036            Viacom, Inc. (effective upon     Dedham, MA 02026
                                                        the separation of Viacom, Inc.
                                                        (into two separately traded      Viacom Inc.
                                                        public companies) Mr.            1515 Broadway
                                                        Redstone's principal             New York, NY 10036
                                                        occupation shall be Executive
                                                        Chairman of the Board and        CBS, Inc.
                                                        Founder of Viacom Inc.;          51 West 52nd Street
                                                        Executive Chairman of the        New York, NY 10019

                                                        Board and Founder of CBS,
                                                        Inc.); Chairman of the Board
                                                        and Chief Executive Officer of
                                                        National Amusements, Inc.;
                                                        Chairman and President of
                                                        NAIRI, Inc.
Shari Redstone            National Amusements, Inc.     President of National            National Amusements, Inc.
                          200 Elm Street                Amusements, Inc.; and            200 Elm Street
                          Dedham, MA 02026              Executive Vice President of      Dedham, MA 02026
                                                        NAIRI, Inc.
George S. Abrams          Winer & Abrams                Attorney                         Winer & Abrams
                          60 State Street                                                60 State Street
                          Boston, MA 02109                                               Boston, MA 02109
David Andelman            Lourie and Cutler             Attorney                         Lourie and Cutler
                          60 State Street                                                60 State Street
                          Boston, MA 02109                                               Boston, MA 02109
Philippe P. Dauman        DND Capital Partners, LLC     Co-Chairman and CEO of           DND Capital Partners,
                          9 West 57th Street            DND Capital Partners LLC         LLC
                          Suite 4615                                                     9 West 57th Street
                          New York, NY 10019                                             Suite 4615
                                                                                         New York, NY 10019
Brent D. Redstone         c/o Showtime Networks Inc.    Director of National             National Amusements, Inc.
                          1633 Broadway                 Amusements, Inc.                 200 Elm Street
                          New York, NY 10019                                             Dedham, MA 02026


                                      Sumco

                                    DIRECTORS

          Name               Business or Residence          Principal Occupation or          Name and Address of
                                    Address                       Employment                 Corporation or Other
                                                                                            Organization in which
                                                                                                   Employed
Shari Redstone            National Amusements, Inc.     President of National            National Amusements, Inc.
                          200 Elm Street                Amusements, Inc. and             200 Elm Street
                          Dedham, MA 02026              Executive Vice President of      Dedham, MA 02026
                                                        NAIRI, Inc.

Richard Sherman           National Amusements, Inc.     Vice President of National       National Amusements, Inc.
                          200 Elm Street                Amusements, Inc. and NAIRI,      200 Elm Street
                          Dedham, MA 02026              Inc.                             Dedham, MA 02026

                                    EXHIBIT B

                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement of Schedule 13D, dated April 15, 1998 (the "Schedule 13D") with respect to the Common Stock, par value $.01 per share of Midway Games Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 28th day of December, 2005.



                                  /s /  Sumer N. Redstone
                                  -----------------------
                                  Sumner M. Redstone,
                                  Individually

                                  NATIONAL AMUSEMENTS, INC.

                                  By:  /s/ Sumner M. Redstone
                                      -----------------------
                                  Name:  Sumner M. Redstone
                                  Title:  Chairman of the Board and
                                          Chief Executive Officer

                                  SUMCO, INC.

                                  By: /s/ Richard J. Sherman
                                      ----------------------
                                      Name:  Richard J. Sherman
                                      Title: Vice President

                                    EXHIBIT C

                                 SUMCO AGREEMENT

                                    AGREEMENT

Whereas: National desires, through Serendi and Sumco, (as set forth below) to increase its investment in and control of Midway Games pursuant to the terms hereto;

Whereas: Sumner M. Redstone (SMR) owns shares of Midway Games Inc. and National Amusements, Inc. (National) which are being used as collateral for a debt owed by SMR to Citicorp.

Whereas: SMR desires to engage in tax and estate planning with respect to his assets;

Whereas: National desires to be in a position to ensure that SMR's shares in National can at any time be released from being encumbered by the Citicorp loan;

Whereas, National has formed a new corporation (Serendi) which is 100% owned by National; and

Whereas Serendi and SMR have formed a new corporation (Sumco) in which Serendi owns 99% of the shares and Sumner ("SMR") owns 1% of the shares, Shari Redstone
(SER) and Richard J. Sherman will be the directors and into which Serendi will contribute $9,900 and SMR will contribute $100.

The Parties hereby agree as follows:

1. In addition to his initial contribution, SMR will contribute 32,709,281 shares of Midway subject to a Citicorp debt which is anticipated to be $425,210,752.81 as of December 28, 2005.

2. In addition to its initial contribution, Serendi will contribute 75,392 shares of Midway stock to Sumco. Sumco will take SMR's shares subject to the Citicorp debt. Existing agreements, collateral, notes and any guarantees in connection with the Citicorp debt will remain in place until the debt is paid in full. Sumco will make the required payments of interest on and principal of the Citicorp debt.

3. Provided that not more than 15% of the Midway stock held by National and Sumco after giving effect to the SMR contribution has been sold/transferred/exchanged to a non-affiliated third party prior to December 31, 2008, the adjustments set forth in Schedules 1 and 2 will apply. In the event that Schedule 1 applies, SMR shall transfer additional Midway stock to Sumco at no cost pursuant to the matrix set forth as Schedule 1. In the event that Schedule 2 applies, Sumco shall transfer addition Midway stock to SMR at no cost pursuant to the matrix set forth in Schedule 2.

4. Shari E. Redstone (SER) as National's and Sumco's President, will have sole authority to make decisions with respect to National's and Sumco's existing and further investments in Midway, including purchases and sale of Midway securities by National and Sumco, loans to Midway, other investments in Midway and the exercise of voting rights with respect to Midway securities held by National and Sumco as well as all decisions relating to business and possible strategic decisions in which Midway is involved and which may involve National and Sumco, in each case subject to the authority of the boards of directors of Sumco and National.

5. Nothing in this agreement will restrict SMR from purchasing additional shares of Midway for his own account.

6. Provided that SMR is not buying or selling Midway in the stock market, SER will consult with SMR on all material issues involving Midway.

7. SMR will have the right to sell/transfer/exchange his Midway shares at any time. With respect to such a sale/transfer/exchange, National and Sumco will have full tag-along rights (on a ratable basis) as well as a right of first refusal. In the event that (a) National and Sumco participate in such transaction (including through an exercise of the right of first refusal),
     (b) the transaction occurs by December 31, 2008 and (c) such sale/transfer/exchange is at an amount per share greater than the quotient of the amount of the Citicorp debt at the time

     SMR contributes the shares of Midway to Sumco divided by the number of shares so contributed (the "Debt per Share Amount"), 50% of the difference (which difference will be limited to $4.00 per share) between the price per share at which the securities are sold (the "Sale Price") and the Debt per Share Amount , in each case with respect to the full number of shares that National and Sumco were permitted to sell pursuant to that transaction, shall be transferred to SMR by Sumco (just prior to such sale/transfer/exchange) in the form of Midway securities valued using the Sale Price. In the event of any sale/exchange/transfer prior to December 31, 2008, and National and Sumco do not tag-along or exercise their right of first refusal, SMR shall retain sufficient Midway shares to satisfy his potential obligations pursuant to Paragraph 3, above.

8. National and Sumco will have the right to sell/transfer/exchange their shares of Midway (either directly or by way of merger) to an unrelated entity at any time. With respect to such a sale/transfer/exchange, SMR will have full tag-along rights and National and Sumco will have full drag-along rights. In the event that National and Sumco exercise their drag-along rights or SMR exercises his tag along rights prior to December 31, 2008, and in the event that such sale/transfer/exchange is at a Sale Price greater than the Debt per Share Amount, 50% of the difference (which difference will be limited to $4.00 per share) between the Sale Price and Debt per Share Amount, in each case with respect to the full number of shares sold/transferred/exchanged by Sumco and National, shall be transferred to SMR by Sumco (prior to such sale/transfer/exchange) and Schedules 1 and 2 shall not be applicable.

9. This transaction will be subject to the consent of National's Board of Directors.

10. Proportionate adjustments shall be made in the event of any stock split, reclassification or similar event. This agreement is intended solely for the parties hereto, and it is not the intention of the parties to confer third-party beneficiary rights upon any other person.


                                         SUMNER M. REDSTONE

Dated:  December 28, 2005                /s/ Sumner M. Redstone
                                         ----------------------
                                         Sumner M. Redstone



                                         SUMCO, INC.



                                         /s/ Richard J. Sherman
                                         ----------------------
Dated:  December 28, 2005                By:  Richard J. Sherman
                                         Its:   Vice President

                                   Schedule 1

Midway Cumulative Revenue 2006-2008               Adjustment (Number of Shares)
     Milestones (in millions)                          (in millions)
$1,000 and above                                       0
$  900                                                 8.6
$  850 and under                                       12.45

Straight line interpolation applies if revenue falls between the milestones.

1. Debt above 3.5 x EBITDA will be considered equity. The measurement is made as of the date that the debt is incurred.

2. Adjustments to Cumulative Revenue will be made for

     (a) Loans to Midway from National or debt issued above specified leverage thresholds; and

     (b) acquisitions or equity offerings that dilute National's ownership.

3. Revenue milestone will be increased by the same percentage that equity is increased. (Revenue milestone will be increased by 10% for an acquisition requiring an issuance of 10% of outstanding shares.)

4. Adjustments to revenue will only apply to periods yet to happen (e.g., if a share acquisition took place in the beginning of February of 2008, the adjustment would only apply to the portion of the milestone corresponding to the period following February, 2008. For purposes of this calculation, this would be applied only to 11/36 or 30.56% of the cumulative 2006-2008 revenue. If debt that qualifies as equity is incurred in the beginning of 2006, then the adjustment would apply to 100% of the 2006 through 2008 cumulative revenue).

5. The term "Equity" is defined by GAAP.

                                   Schedule 2

Midway Cumulative Revenue 2006-2008          Adjustment (Number of Shares)
      Milestones (in millions)                     (in millions)
$1,300 and above                                   9.8  times EBIT multiplier
$ 1,200                                            6.45  times EBIT multiplier
$ 1,100                                            3.3  times EBIT multiplier
$ 1,000                                            0     times EBIT multiplier


1. The EBIT margin multiplier is as follows:

                                        .
                                 (a) for 15% = 1
                               (b) for 14% = 0.8
                               (c) for 13% = 0.6
                               (d) for 12% = 0.4
                               (e) for 11% = 0.2
                                (f) for 10% = 0

1. The EBIT Margin is calculated only for 2008.

2. Straight line interpolation if revenue falls between two milestones. Straight line interpolation for EBIT multiplier if EBIT margin falls between two milestones.

3. Debt above 3.5 x EBITDA will be considered equity. The measurement is made as of the date that the debt is incurred.

4. Adjustments to Cumulative Revenue will be made for

     (a) Loans to Midway from National or debt issued above specified leverage thresholds; and

     (b) acquisitions or equity offerings that dilute National's ownership.

5. Adjustments to revenue will only apply to periods yet to happen (e.g., if a share acquisition took place at the beginning of February, 2008, the adjustment would only apply to the portion of the milestone corresponding to the period following February, 2008. For purposes of this calculation, this would be applied only to 11/36 or 30.56% of the cumulative revenue. If debt that qualifies as equity is incurred in the beginning of 2006, then the adjustment would apply to 100% of the 2006 through 2008 cumulative revenue).

7. The term "Equity" is defined by GAAP.

                             Example for Schedule 1.

Assumptions
-----------

1. Cumulative 2006 through 2008 revenue is $1,000M.
2. There is a 50M Bank debt in the beginning of 2006, an equity offering of $100M in the beginning of 2007 and National loans $50M in the middle of 2008. For purposes of this calculation, the value of equity is $1,800 throughout the period.

Analysis:
---------

Since the $50M Bank loan was incurred in the beginning of 2006, it would increases all Revenue Milestones by a fraction which is $50M divided by the value of equity = 2.78%
Since the $100M offering took place in the beginning of 2007, it would increase all Cumulative Revenue milestones by 66% of $100M divided by the value of the equity (66% of 5.55%) which would = 3.67% )
Since the $50M loan from National took place in the latter half of 2008, it would increase all Cumulative Revenue milestones by 16.67% of $50M divided by the value of the equity (16.67% of 2.78%) = 0.46%.
The cumulative increase is 6.94% resulting from all loans and equity offerings.

With this adjustment to Schedule 1, the matrix is as follows:

MidwayCumulative Revenue 2006-2008          Adjustment (Number of Shares)
      Milestones (in millions)                    (in millions)
$1,069 and above                                  0
$ 962                                             8.6
$ 908 and under                                  12.85

Calculating the interpolation between the milestones:

1069 - 962 = 107
100 - 962 = 38

8.6 - (38/107 X 8.6)  = 5.55

Pursuant to this example, at a Cumulative Revenue of $1,000M SMR would be required to transfer to Sumco 5.55 Million shares.

                             Example for Schedule 2

Assumptions:
------------

1. Cumulative 2006 through 2008 revenue is $1,1760M.
2. There is a 50M Bank debt in the beginning of 2006, an equity offering of $100M in the beginning of 2007 and National loans $50M in the middle of 2008. For purposes of this calculation, the value of equity is $1,800M throughout the period.
3. The EBIT margin is 13% at 2008.

Analysis:
---------

The $50M Bank loan increases all Revenue milestones by 2.78%.
The $100M offering increases all Cumulative Revenue milestones by 3.67%.
The $50M loan from National increases Cumulative Revenue milestones by 0.46%. The cumulative increase is 6.94%. (Same calculations as for Example for Schedule 1.)

With this Adjustment to Schedule 2, the matrix is as follows:

Midway Cumulative Revenue 2006-2008           Adjustment (Number of Shares)
      Milestones (in millions)                      (in millions)
$ 1,389      and above                              9.6  times EBIT multiplier
$ 1,282                                             6.4  times EBIT multiplier
$ 1,176                                             3.2  times EBIT multiplier
$ 1,069                                             0    times EBIT multiplier

No interpolation is necessary here since Cumulative Revenue is $1,176M.

Thus at a Cumulative Revenue of $1,176M the number of shares is 3.27M which is further adjusted by applying the EBIT multiplier at 13% which is 0.6. The total number of shares to be transferred to SMR would be (3.2M X 0.6) = 1.92M.